UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADBURY PLC

(Name of Subject Company (Issuer))

KRAFT FOODS INC.

(Name of Filing Persons (Offerors))

Ordinary Shares of 10p each

(Including Ordinary Shares Represented by American Depositary Shares,

each representing four Ordinary Shares of 10p each)

(Title of Class of Securities)

127209302

12721E102

(CUSIP Number of Class of Securities)

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Barbara L. Becker

Andrew L. Fabens

James J. Moloney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as subsequently amended from time to time, by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”). The Schedule TO relates to the offer by Kraft Foods to acquire all outstanding ordinary shares of 10 pence each (“Cadbury ordinary shares”) of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including those Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”), each of which represents four Cadbury ordinary shares. In the offer, Kraft Foods is offering 300 pence in cash and 0.2589 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”) in exchange for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury ADS, validly tendered and not withdrawn, upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange (as defined below) and the related Form of Acceptance and ADS Letter of Transmittal. As one Cadbury ADS represents four Cadbury ordinary shares, for each Cadbury ADS validly tendered and not withdrawn, the holder thereof will receive 1,200 pence in cash and 1.0356 shares of Kraft Foods common stock. The offer includes a mix and match election facility.

Kraft Foods has filed with the SEC a Registration Statement on Form S-4 (file no. 333-163483) dated December 4, 2009 relating to the offer (the “Registration Statement”). The terms and conditions of the offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (together with any amendments and supplements thereto, the “Prospectus/Offer to Exchange”), and the related Form of Acceptance and form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information in the Prospectus/Offer to Exchange and the related Form of Acceptance and form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Kraft Foods, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented as follows:

Background of the Offer

On December 14, 2009, Cadbury filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and published a U.K. defense document, reporting that Cadbury’s board of directors unanimously rejected the offer and recommended that Cadbury shareholders take no action in relation to the offer.

Regulatory Approvals

Antitrust in the United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), our purchase of Cadbury ordinary shares, including those represented by Cadbury ADSs, pursuant to the offer may not be completed until the expiration of a 30-day waiting period following our filing of certain information and documentary materials (such information and materials, the “Premerger Notification and Report Form”) concerning the proposed acquisition of Cadbury with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We filed a Premerger Notification and Report Form on November 9, 2009 with the FTC and the Antitrust Division in connection with the proposed purchase of Cadbury ordinary shares, including those represented by Cadbury ADSs, pursuant to the offer. On December 14, 2009, the required waiting period under the HSR Act expired.

European Commission Merger Regulation

Both Kraft Foods and, based on publicly available information, Cadbury, sell products to customers based in the European Union. The EC Merger Regulation (Council Regulation (EC) 139/2004) requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide and European Union sales exceeding given thresholds. We have filed a notification of the offer with the European Commission. The European Commission will issue its decision in light of the limited remedies proposed by us to address certain competition concerns identified by the European Commission on January 6, 2010.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	Kraft Foods’ message to employees, dated December 4, 2009 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(5)(C)	Press release issued by Kraft Foods on December 15, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 15, 2009).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
	Name:	Carol J. Ward
	Title:	Vice President and Corporate Secretary

Date: December 15, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Acceptance.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press release issued by Kraft Foods on December 4, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of the Kraft Foods Class A common stock to be issued in the offer.*

(a)(5)(A)	Summary advertisement as published in The Wall Street Journal on December 4, 2009.*

(a)(5)(B)	Kraft Foods’ message to employees, dated December 4, 2009 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(5)(C)	Press release issued by Kraft Foods on December 15, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 15, 2009).

(b)	Acquisition and Refinancing Bridge Credit Agreement by and among Kraft Foods Inc., the lenders named therein and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., as joint bookrunners, and Citibank, N.A. and Deutsche Bank AG Cayman Islands Branch, as co-administrative agents (incorporated by reference to Exhibit 99.9 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Registration Statement.